July 18, 2013

VIA EDGAR

Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Natus Medical Incorporated
Form 10-K for the year ended December 31, 2012
Filed April 10, 2013
Amendment No. 1 to Form 8-K dated June 29,2012
Filed May 1, 2013
File No. 000-33001

Dear Mr. Vaughn:

Thank you for your letters dated June 5, 2013 and July 3, 2013 and your comments regarding our filings. Below please find your comments included in your July 3, 2013 letter and our corresponding responses. Natus Medical and its management strive to provide disclosures that are informative and accurate. We welcome these comments as a means to enhance our disclosures and ensure that we are fully compliant with all of the disclosure requirements of the Unites States Securities and Exchange Commission (the “Commission”).

Staff Comments and Company Responses:

Form 10-K for the year ended December 31, 2012

Note 16 – Segment, Customer and Geographic Information, page F-35

1.	We note from your response to prior 3 that you do not consider your product families to be separate operating segments. We further note that your Neurology and Newborn Care product families each have a separate Vice President and General Manager. Please explain to us how the performance of these individuals is evaluated. Explain to us if there are any additional or other factors your CODM relies on in evaluation the performance of the respective Vice Presidents.

As you note, our Neurology and Newborn Care product families each have a separate Vice President and General Manager (the “VP/GMs”). Before discussing the specific manner in which the performance of our VP/GMs is evaluated we believe an explanation of the Company’s overall compensation policy will be informative. In our 2013 Definitive Proxy Statement filed with the Commission on April 10, 2013 we state in the section titled Our Business and Our Compensation Philosophy:

We believe that opportunities exist for us to increase stockholder value by increasing the revenue base of the Company, and by doing so the income earning capacity, of our Company. We seek growth in two ways, through

Kevin L. Vaughn

Division of Corporation Finance

United States Securities and Exchange Commission

July 18, 2013

organic growth involving, primarily, the introduction of existing products into new markets and the internal development of new products, as well as via acquisitions of complementary products and businesses. Our business plans challenge our executives to seek growth through both of these means, and we expect over time to achieve a higher level of overall growth than could be achieved through either method alone. Further, we expect our business, including the businesses that we acquire, to be operated efficiently so that earnings can grow as we increase revenue.

Pursuit of this business model is demanding on our executives. They must implement efforts to enhance sales opportunities of existing products, oversee effective and efficient new product development and enhancements, successfully identify and complete the acquisition of complementary products and businesses and integrate these operations with our existing businesses, as well as conduct our business in an efficient manner.

Then, in the section titled Management Incentive Plan in our Proxy we state:

In January 2013, our Compensation Committee approved certain compensation matters for executives for 2013. … In 2012 we reorganized our operations into two separate strategic business units, or SBUs, and Mr. Traverso, who previously served as Vice President, Marketing and Sales, was appointed Vice President and General Manager of the Newborn Care SBU. … For the Vice Presidents and General Managers of our SBUs, the bonus is based on four factors, (i) the company’s pre-tax operating income, weighted at 20%, (ii) the pre-tax earnings of their respective SBUs, weighted at 40%, (iii) the revenue of their respective SBUs, weighted at 20%, and (iv) the completion of discrete operational goals, weighted at 20%.

We believe that the quantitative measures related to revenue in the paragraph above are adequately disclosed in our periodic filings with the Commission (see our comments below about FASB ASC 280-10-50-40).

While the compensation of our SBU VP/GMs is based partially on the financial results of their respective operations, the Staff should not infer that our CODM uses such measures predominantly to manage our business.

The Company began implementing a SBU structure in 2012 and from an organizational standpoint that structure was substantially implemented as of January 1, 2013. However, our internal historical financial reporting did not adopt this structure in 2012. The first time our CODM reviewed reports that contained discrete SBU information was during our budgeting process for our 2013 Plan conducted during the fourth quarter of 2012, and as such concerned only forward-looking information. At that time, our CODM was our President and Chief Operating Officer. The focus of our CODM during our budgeting process for our 2013 Plan was to arrive at a budget that achieved our goals for consolidated revenue, gross profit, and earnings before tax. The Company did not establish separate targets for each SBU, but rather evaluated the organization as a whole.

In June 2013, our President and Chief Operating Officer ceased to be employed by the Company and the Company’s Board of Directors restored to our then Chief Executive Officer the office of President, which he had previously held.

With the transition of the role of CODM to our President and Chief Executive Officer, the content of the management and financial reports reviewed by the CODM is in transition. As we say in our Proxy, “we believe opportunities exist for us to increase stockholder value by increasing the revenue base of the Company, and by doing so the income earning capacity, of our Company”. Our CODM focuses attention on revenue by product line and he reviews detailed reports that break out such revenue. The CODM does not focus on the discrete operating results of our SBUs, but rather manages the operations of the Company by reference to a broad array of financial and management information.

Kevin L. Vaughn

Division of Corporation Finance

United States Securities and Exchange Commission

July 18, 2013

We are also in a transition period in terms of the systems we use for internal historical financial reporting. Although we have completed the North American phase of the implementation of a world-wide, single-platform enterprise resource planning (“ERP”) application, exclusive of the operations of the Nicolet business, we continue to operate the company with numerous, disparate accounting systems. This has contributed to our CODM continuing to rely on consolidated financial metrics as the focus of our planning and measurement process.

We believe discussion of the achievement of discrete operational goals is often relevant to investors. Such goals have historically involved our acquisitions of products and businesses, the integration of associated operations with our existing business, and our efforts to operate our business efficiently. When those goals impact our results of operations, or our expectations for future operations, we strive to discuss them in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in our periodic reports filed with the Commission.

Although we note in our Proxy that 40% of the bonus of our VP/GMs is based on “pre-tax earnings” of their respective SBUs, in reality the financial performance of the SBUs are evaluated against a different financial measure included in our annual operating Plan approved by our Board of Directors. The measure is not defined in generally accepted accounting principles or rules of the Commission. The measure of profitability is tied to our budgeting process and includes only revenue less costs directly managed by the VP/GMs, and as such does not represent “pre-tax profitability” as that term is commonly understood. The measure of profitability does not include all the costs normally borne by a business. We do not allocate corporate overhead to our SBUs and as we noted in our June 20, 2013 letter, continuing research and development activities for the benefit of the world-wide organization are managed and performed at a limited number of subsidiary locations under the direction of a Global Vice President Engineering.

2.	Please revise future filings to provide the disclosures required by FASB ASC 280-10-50-40.

In our past filings with the Commission we have included such information in MD&A. Per the Staff’s request, in our future filings we will provide the disclosures required by FASB ASC 280-10-50-40 in the Segment footnote to our Consolidated Financial Statements.

Once again, we want to thank you for your review of our filings with the commission and your related comments. We trust that our responses have been adequate and to the point. Please let us know if you believe we have incorrectly applied generally accepted accounting principles or the rules and regulations of the Federal securities laws in our filings with the commission and we will cooperate with you as fully as we can to reach a resolution of those matters.

Sincerely,

/s/ Jonathan A. Kennedy
Jonathan A. Kennedy Senior Vice President Finance and Chief Financial Officer Natus Medical Incorporated